

November 4, 2014

<u>Via E-mail</u>
Anthony K. Slater
Executive Vice President and Chief Financial Officer
Pike Corporation
100 Pike Way
Mount Airy, North Carolina 27030

      Re: **Pike Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed October 30, 2014
File No. 001-32582**

           **Amendment No. 2 to Schedule 13E-3 by Pike Corporation, Pioneer Parent,
Inc., Pioneer Merger Sub, Inc., et al.
File No. 005-81570
Filed October 30, 2014**

Dear Mr. Slater:

      We have reviewed your amended filings and have the following comment.

<u>Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed October 30, 2014</u>

1.   We note your response to prior comment 3. We continue to believe that the quality of earnings analysis is required to be filed in full and summarized in the proxy statement. We also believe that any adjustments to the projections suggested by this advisor should also be disclosed. The report appears to be materially related to the Rule 13e-3 transaction, given that the preparer was engaged by an affiliate, CSCP, to assist CSCP in its due diligence efforts with respect to its proposed bid to purchase the company in the Rule 13e-3 transaction. Item 1015 of Regulation M-A specifically provides that a report need not relate to the fairness of the consideration in order to be subject to the item. If you chose to provide further analysis at this point instead of filing the report and revising the proxy statement, please provide us with a copy of the report as supplemental information so that we may review its contents.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: James R. Wyche, Esq. (*via e-mail*)
        Moore & Van Allen